SCHEDULE 14A
(RULE 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5)

Filed by the Registrant [   ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[ ]	Preliminary Proxy Statement

[ ]	Definitive Proxy Statement

[ ]	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ]	Definitive Additional Materials

[X]	Soliciting Material Pursuant to Rule 14a-12

HEWLETT-PACKARD COMPANY

(Name of Registrant as Specified In Its Charter)

WALTER B. HEWLETT, EDWIN E. VAN BRONKHORST AND THE WILLIAM R. HEWLETT REVOCABLE TRUST

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]	Fee not required.

[ ]	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

	(1)	Title of each class of securities to which transaction applies:

	(2)	Aggregate number of securities to which transaction applies:

	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

	(4)	Proposed maximum aggregate value of transaction:

	(5)	Total fee paid:

[ ]	Fee paid previously with preliminary materials:

[ ]	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	(1)	Amount Previously Paid:

	(2)	Form, Schedule or Registration Statement No.:

	(3)	Filing Party:

	(4)	Date Filed:

[Explanatory note: The purpose of this filing is to make certain revisions to pages 3, 17, 32, 34, 44, 48, and 49 of “The Report to the Trustees of the William R. Hewlett Revocable Trust on the Proposed Merger of the Hewlett-Packard Company and Compaq” so such pages read in their entirety as set forth below.]

This presentation was prepared for and on behalf of the Trustees of the William R. Hewlett Revocable Trust for the purposes of providing advice to its Trustees. The Trustee’s advisors have been retained as independent contractors to the Trustees and have no fiduciary, agency or other relationship to the Trustees, the Trust or to any other party, all of which are hereby expressly disclaimed. Therefore, no obligation or responsibility is assumed to any person with respect to this presentation. This presentation does not purport to be a complete description of the views of or analyses performed by the Trustees or its advisors.

This presentation and the views expressed herein, as well as any estimates herein, are based solely on publicly available information and on consultants’ and industry reports as well as on the views of certain consultants retained in connection with the consideration of the proposed merger by the Trustees. This presentation and the views expressed herein assume and rely upon the accuracy and completeness of all such publicly available information, reports and views and no responsibility for independent verification of any of the foregoing has been taken. All views and estimates expressed herein are based on economic and market conditions and other circumstances as they exist and can be evaluated as of the date hereof.

The views expressed in this presentation are judgments, which are subjective in nature and in certain cases forward-looking in nature. This presentation also contains estimates made without the benefit of actual measurement. Forward-looking statements and estimates by their nature involve risks, uncertainties and assumptions. Forward-looking statements and estimates are inherently speculative in nature and are not guarantees of actual measurements or of future developments. Actual measurements and future developments may and should be expected to differ materially from those expressed or implied by estimates and forward-looking statements. The information contained in this presentation does not purport to be an appraisal of any business or business unit or to necessarily reflect the prices at which any business or business unit or any securities actually may be bought or sold. In addition, where quotations have been used herein, permission to use quotations was neither sought nor obtained.

This presentation and the views expressed herein do not constitute a recommendation to any holder of shares of Hewlett-Packard or Compaq with respect to how such shareholder should vote with respect to the proposed merger and should not be relied upon by any holder as such a recommendation.

Information Relating to Our Use of Analyst Reports

This report has been prepared using, among other things, information contained in analyst reports. These analyst reports contain many statements about different aspects of the proposed merger — some of which may be viewed as negative with respect to the proposed merger and others of which may be viewed as positive with respect to the proposed merger. We have not attempted to summarize all of the views of individual analysts. In addition, we have quoted certain portions of analyst reports that support our views on particular aspects of the proposed merger without quoting the analyst’s position on other aspects of the report, with which we may or may not agree. Additionally, in some cases, we have quoted analysts’ concerns regarding a particular aspect of the proposed merger, even though that analyst may view the proposed merger as positive for HP. Permission to use these analyst reports was neither sought nor obtained.

3

Segment Valuation Commentary

Portfolio Impact

Bernstein,
9/10/01

- *"We do think that HWP's Imaging business is worth more than $20 per share, due to the fact that it is stable, generated about $1.10 in EPS in FY00, and should be able to grow sustainably at 10%+ going forward."*

SG Cowen,
11/7/01; 10/10/01

- *"Imaging/Printing...would represent the bulk of valuation support at upwards of $20 / share."*
- *"HP's Imaging/Printing franchise was alone worth in the vicinity of $20-$22 / share."*
- *"$5-$6 / share value for HP's IT Services business and $3-$6 for the rest."*

Banc of America,
10/11/01

- *"On a P/E basis, we come up with very similar results. By applying Lexmark's current FY02 P/E ratio of 16x to HP's potential FY02 operating income generated from its imaging and printing segment, we arrive at a valuation nearly identical to the one obtained using historical P/S."* ($14 @ 16x FY02 P/E and $13 @ 1.4x FY01 P/S)

17

Note: See “Information Relating to Our Use of Analyst Reports” on Page 3.

Strategic Positioning

Weighted Average Server Price Comparisons

- Compaq's low average server prices highlight its concentration in the Entry Server market, which is becoming increasingly vulnerable as Dell cuts prices to gain share

Average Price of Server by Manufacturer[1]

$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Average Server Price
1Q99 2Q99 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01
Sun
IBM
HP
Compaq
Dell
CAGR[2]
(1Q'99-2Q'01)
-12.2%
-9.3%
-8.1%
-5.4%
-11.2%

Profitability of Entry Servers

- *"In the last three years, the entry server market has become increasingly commodity-like as technology has advanced…Dataquest expects the entry-level market to follow the direct trends forecast in the deskbound market"*
  - Gartner/Dataquest[3]
- *"Dell's model works best in markets that are moving from proprietary high-margin businesses to commodity products…. This is already happening in the low end of the Wintel server space"*
- *"Dell [is lowering] the gross margin bar on substantial segments of industry standard servers and workstations permanently"*
  - Goldman, Sachs, 6/01[4]

32

Source: Parthenon Analysis

[1]	Average server prices calculated by dividing Customer Revenues for all servers, as reported by IDC in “Server Tracker” database by total server units, as reported in IDC “Server Tracker” database
[2]	2.25-year CAGR calculated from 1Q’99 to 2Q’01
[3]	“US Distribution Channel Trends, 1998,” Gartner/Dataquest, report product code DCPC-WW-MT-9901, 7/99, p.27
[4]	“Dell Company Highlights and Investment Profile,” Goldman Sachs Equity Research, 6/7/01

Note: See “Information Relating to Our Use of Analyst Reports” on Page 3.

Strategic Positioning

Compaq Does Not Help HP Break Into the Top Tier of High-End Services Providers

Large market, but attractiveness is very segment specific

- Large, highly-fragmented market
- Overall, higher margin than products, but very segment specific:
  - Consulting and Systems Integration offer higher margins and can drive product sales
  - Outsourcing requires a high initial investment but can provide stable, counter-cyclical revenue streams
  - Hardware support is stable but has lower (2.6%) growth and margins[1]

Compaq and HP services combined look like Compaq and HP alone

- Merger does not improve HP's service revenue mix towards high-end[2]
  - Management recognizes need for further high-end acquisitions
- DEC and Tandem service profitable but small and shrinking[3]

Integration may inhibit further high-end growth and acquisitions

- "Professional services remain Compaq's Achilles' heel, and the notion of unfulfilled promises of Digital's services is still haunting Compaq"[4]

Segment Financial Summary: CY01E

	HP[5]	Compaq[6]	Combined[7]
Revenue	$7,633	$7,840	$15,473
Operating Income	427	972	1,399
Operating Margin	*5.6%*	*12.4%*	*9.0%*

Mgmt. Targets[8]	
Revenue Growth	Op. Margin
15%	8%-10%

34

Source: Parthenon Analysis

[1]	IDC Report: “Worldwide IT Services Industry Forecast and Analysis, 2000-2005,” July 2001
[2]	Banc of America Securities report: “The HP/Compaq Merger: Piecing Together the Puzzle,” 10/11/01. Projects support mix to be 54%, with consulting and outsourcing at 29%. The remaining 17% is projected to be financing revenue
[3]	Banc of America Securities Report: “Compaq Computer Corporation:
Transitioning the Business Model,” 10/11/01, p. 20-21 Compaq’s “business critical servers” revenue is projected at $2.5B in 2001, a 21% decline from 2000, and is projected to decline by 18% to $2.0B in 2002
[4]	IDC Report: “Worldwide IT Services Industry Forecast and Analysis, 2000-2005,” July 2001
[5]	Morgan Stanley research dated 10/2/01, FFL estimates, excluding non-recurring and extraordinary items allocated to segments based on revenues
[6]	Banc of America Securities research dated 10/11/01
[7]	Before potential cost savings and revenue losses
[8]	Management projections as stated in HP SEC Form 425 filing, 10/25/01

Note: See “Information Relating to Our Use of Analyst Reports” on Page 3.

Other Research

Integration Risk

McKinsey[1]

- Study of 160 acquisitions between 1995 and 1996 showed that overall acquirors' organic growth in revenue lagged industry peers by 4 percentage points concluding that *"ultimately, it's the revenue that determines the outcome of a merger, not costs; whatever the merger's objectives, revenue actually hits the bottom line harder"*
  - Revenue shortfall is cumulative and compounding: 1% shortfall in revenue growth requires cost savings 25% higher that anticipated
  - 40% of mergers fail to capture the identified cost synergies
  - Of 160 acquirors, only 12 achieved organic growth rates significantly ahead of their peers

Booz Allen[2]

- Study of 78 transactions from 1997 to 1998 found that 53% failed to meet their objectives, and that *"the more strategic the rationale for the merger, the greater the likelihood of failure"*

University of Chicago[3]

- Study concluded that the harsher the stock market reaction in the days following an announcement, the less likely a deal was to succeed

44

Note: [1]	The McKinsey Quarterly, 2001 Number 4, “Why Mergers Fail.” In early 2001, HP retained McKinsey & Co. to assist in HP’s evaluation of strategic alternatives and potential acquisition candidates, including Compaq.
[2]	Booz-Allen & Hamilton. Merger Integration Delivering on the Promise 2001
[3]	Study by Steve Kaplan of University of Chicago as cited in Wall Street Journal, 9/10/01

See “Information Relating to Our Use of Analyst Reports” on Page 3

Integration Risk

Sources of Potential Revenue Loss by Segment

Access

- Retailers want competition
- Customers want choice
- Compaq brand equity lost
- Competitors take share
- Product rationalization
- SG Cowen estimates 25% revenue decline[1]

Imaging/Printers

- Gain Compaq's printer sales representing 0.7%-1.5% of HP sales[2]
- Lose HP sales through Dell? (~4%)[2]
- Insufficient focus on new products?

Enterprise

- Sales force integration: loss of account managers
- Customer caution
- Product and architecture rationalization
- SG Cowen estimates 11% revenue deterioration[1]

Services

- The service business follows servers
- Sales integration
- SG Cowen estimates 6% revenue decline[1]

48

[1]	SG Cowen research report 10/10/01
[2]	Bernstein Research, 9/7/01 “Hewlett-Packard and Compaq: Merger could shrink entity materially”; CNETnews.com 9/5/01 “The starting line: Lexmark can live without Compaq”; Computer Reseller News, 6/29/98 “Dell to Buy Printers Direct from HP”, Euromonitor report “Computer Peripherals in the USA” 2000, Raymond James & Associates equity research

Note: See “Information Relating to Our Use of Analyst Reports” on Page 3.

Integration Risk

HP/Compaq Revenue Deterioration Potential

Percent of Revenue Deterioration
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
13%
10%
6%
17%
12%
7%
15%
12%
10%
15%
5%
10%
8%
0%
4.8%
6.4%
15.5%
Analyst Average = 9.4%
Average = 11.0%
Parthenon Estimate 2003
Morgan Stanley '03
Cowen '02
Bernstein '02
BoA '03
SSB '03
AT&T/NCR Lost Sales Post-Merger
DEC Lost PC Sales Post-Merger
Analyst Forecasts
Other Transactions

49

[1]	Based on discount in Morgan Stanley’s Pro Forma, Best and Worst case scenarios from sum of Morgan Stanley’s standalone 2003 revenue estimates for HP and Compaq
[2]	Based on Salomon Smith Barney’s estimate of $1B lost for the first six quarters post deal (Q3 2002 — Q4 2003)
[3]	AT&T/NCR lost sales in Product and Systems Division “mainly due to the loss of sales from some products that were phased out after the 1991 merger of AT&T and NCR Corporation”: AT&T 1993 Annual Report
[4]	Estimated sales lost Q2 1997 vs. Q2 1998 based on Dataquest PC unit market share figures found in press releases, 7/28/97, 7/27/98
[5]	Average of Parthenon midpoint, Morgan Stanley 2003 Pro Forma case (12.1%), the midpoint of Bernstein’s base and downside case, SG Cowen’s base case (12%), Banc of America’s 2003 base case (8%), and SSB estimate
[6]	Average of two values shown
[7]	Banc of America and Bernstein both published the expected impact of the revenue loss on EPS: According to Banc of America, there is expected to be a ($0.26) negative impact on EPS for every 5% of revenue loss beyond management expectations (Page 11 of report cited below). Bernstein estimates a ($0.39) negative impact for a revenue loss of 10% beyond management expectations (Page 6 of report cited below)

Source:	Parthenon Analysis, Cowen Report, 10/10/01, Bernstein Research, 9/7/01, Banc of America Securities 10/11/01, Morgan Stanley Research 9/5/01, Salomon Smith Barney Research 10/4/01, AT&T 1993 Annual Report, Dataquest PC unit market share figures from press releases, 7/28/97, 7/27/98

Note:	See “Information Relating to Our Use of Analyst Reports” on Page 3.